[Katten Muchin Rosenman LLP Letterhead]

October 26, 2005

VIA EDGAR AND MESSENGER Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: H. Christoper Owings	RICHARD M. GRAF rgraf@kattenlaw.com 202.625.3537 202.339.6058 fax

RE:	dELiA*s, Inc.
Registration Statement on Form S-1 (File No. 333-128153)

Dear Mr. Owings:

On behalf of our client, dELiA*s, Inc. (the “Company”), set forth below are responses to the letter of comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 7, 2005 (the “Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers contained in our responses below refer to the enclosed Amendment No. 1 to the Registration Statement (the “Amendment”).

To facilitate your review, we have included a marked copy of the Amendment that reflects the changes made to the Registration Statement originally filed with the Commission on September 7, 2005. On behalf of the Company, the following are responses to the Staff’s comments:

General

1.	Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management’s belief, industry data, reports/articles, or any other source. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only of the statements for which you need sources:

•	“We are . . . targeting the approximately 33 million consumers between the ages of 12 and 19, a demographic that is among the fastest growing in the United States.” Our Company, page 11.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

•	“We operate three brands — dELiA*s, Alloy and CCS - each of which are well-established, differentiated, lifestyle brands.” Overview, page 88.

•	“We have established a market niche as a leading direct marketing company targeting teenagers....” Our Business Strategy, page 90.

We may have further comments once we examine your revisions.

Response:

We have endeavored to identify throughout the sources for the factual statements contained in the Amendment. For instance, with respect to the Staff’s first bullet pointed example, we have revised the disclosure in the “Our Company” subsection on page 11 to indicate that the statement that there are 33 million teenagers is based on U.S. Census Bureau data while the statement that the teenage demographic is among the fasted growing in the United States is based on published sources. Where those statements are based on management’s belief, we have revised the disclosure to indicate that such is the case and have included an explanation of the basis for that belief. See, for example, the discussions on page 97 in the “Overview” subsection, where we have revised the disclosure to indicate that it is management’s belief that dELiA*s’ brands are “well established, differentiated lifestyle brands” and disclosed the basis for such belief, and the discussions on page 99 in the “Our Business Strategy” subsection, where we have we have revised the disclosure to indicated that it is management’s belief that dELiA*s’ has “established a market niche as a leading direct marketing company targeting teenagers” and have disclosed the basis for such belief. Where such statements are based on publicly available reports or articles, such as the statement in the “Overview” subsection that the teenage demographic “is among the fastest growing in the United States,” we have provided supplementally under separate cover copies of such reports and articles, appropriately marked and dated.

Outside Front Cover Page of Prospectus

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:

The Amendment has been revised to include, on the front cover, the anticipated price and the anticipated number of shares that will be offering in the rights offering. We have made similar changes on pages 3, 13 and 16 of the Amendment.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

3.	Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

Response:

The Company does not intend to use any artwork in connection with this Registration Statement.

4.	Please clarify on the cover page that there is no guarantee that MLF Investments, LLC will purchase the common stock that is subject to the backstop agreement.

Response:

The fact that there is no guarantee that MLF Investments, LLC will purchase the common stock that is subject to the backstop agreement has been disclosed on the cover page.

Table of Contents, page i

5.	The forepart of your document should consist of the cover page, summary, and risk factors. Please move the paragraphs beneath the table of contents to a more appropriate location in the prospectus.

Response:

We have deleted the four paragraphs that were beneath the table of contents and have moved the fourth paragraph to page 11 at the beginning of the “Prospectus Summary” section.

Questions and Answers about the Spinoff and Rights Offering, page 1

6.	We note that counsel has indicated that the spin off “should be” tax free. It is unclear why counsel is unable to opine that the spin off will be tax free. Please revise the disclosure to specify why uncertainty exists, or file an opinion of counsel and revise the related disclosure to indicate that the spin off will be tax free.

Response:

We have revised the disclosure on page 5 in the question title “Will I have to pay U.S. federal income taxes on my receipt of dELiA*s, Inc. shares” to include a cross reference to the “Certain United States Federal Income Tax Consequences” section where a complete discussion of the reasons why counsel is unable to opine that the spin off will be tax free to Alloy, Inc.’s shareholders.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

Prospectus Summary, page 11

7.	Please remove the second paragraph of your Prospectus Summary section. All defined entities should be clear from their context.

Response:

We have deleted the second paragraph of the “Prospectus Summary” section. We have also deleted a similar paragraph that was beneath the table of contents and another similar paragraph that was contained in the introduction to “Management’s Discussion and Analysis.”

8.	The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in other sections of your document. For example, you should remove the discussion of your direct marketing properties, your accomplishments and your business strategy. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

Response:

The disclosure in the summary has been revised throughout to ensure that it contains only a brief overview of the key aspects of the Company’s offering in order to comply with Instruction to Item 503(a) of Regulation S-K. In particular, we have removed from disclosure in the summary the discussion of the Company’s direct marketing properties, its accomplishments and its business strategy.

9.

Please revise your document to discuss your business operations without relying on the use of jargon. Specifically, please eliminate jargon entirely in your summary, and avoid using jargon in other sections unless you explain its meaning in a clear and concise manner. For example, we note in your Prospectus Summary section descriptions and phrases, including “brand name merchandise at a more affordable price point, while permitting improved gross profit margins,” “[w]e generated synergies and eliminated operational duplication by consolidating dELiA Alloy’s and CCS’ operations, which has enabled us to leverage a common infrastructure for

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

our three core brands,” and “[w]e currently plan to continue to expand and leverage our databases via cross catalog title marketing, customer file response modeling and improving our email marketing program, which we believe should drive profitable revenue growth in our direct marketing businesses.” As another example in your Our Business section, we note these descriptions and phrases, “expand and leverage our databases via cross catalog title marketing,” “minimize our exposure to trend risk and facilitate speed to market and product assortment flexibility,” and “maximize profitability with a continuing testing and monitoring program aimed at creating an optimum contact/promotional strategy across communication channels.”

Response:

The Amendment has been revised throughout to eliminate jargon. For example, we have deleted all of the cited jargon in the summary. Similarly, in the “Our Business” section, the disclosure on page 99 has been revised to replace the phrase “expand and leverage our databases via cross catalog title marketing” with the phrase “expand our databases and share data among our three brands,” the disclosure on page 101 has been modified to replace the phrase “minimize our exposure to trend risk and facilitate speed to market and product assortment flexibility” with the phrase “minimize our exposure to risks associated with rapidly changing fashion trends and facilitate speed to market and the flexibility with which we are able to purchase and stock a wide assortment of merchandise,” while the disclosure on page 102 has been modified to replace the phrase “maximize profitability with a continuing testing and monitoring program aimed at creating an optimum contact/promotional strategy across communication channels” with the phrase “maximize profitability with a continuing testing and monitoring program designed to provide our customers with offers and promotions that will be of interest to them.”

Our Company, page 11

10.	In this subsection and in your Our Business Strategy subsection you state that you have a comprehensive database regarding approximately 14 million persons who have either purchased merchandise or requested catalogs from you. Also, you state that there may be duplication of names contained in the databases, because the information is collected separately by brand. Please disclose the number of persons you believe to be duplicative in your database.

Response:

In response to the Staff’s comment, the Company performed additional analyses of its databases and was able to determine which of the names in its databases were duplicative. As a result of those analyses, we have revised the related disclosure on pages 11, 97 and 99.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

Risk Factors That May Affect Future Results, page 25

11.	Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497, Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

•	“Our future profitability is uncertain.”

•	“Closing stores or curtailing certain operations could result in significant impairments and costs to us.”

•	“Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States and world economies and may adversely affect our business.”

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second fall risk factor on page 33 and the first full risk factor on page 41. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 25, the last risk factor on page 27, and the last risk factor on page 40. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

Response:

The disclosure in the “Risk Factors” section has been revised throughout so it contains a discussion of the most significant factors that make the Company’s offering speculative or risky. We have also revised the disclosure in the Risk Factors section throughout so as to place the Company’s risk factors in context so its readers can understand the specific risk as it applies to the Company. For example, the “Our future profitability is uncertain” risk factor on page 21 is now titled “We have a history of operating losses and may never become profitable,” and the related disclosure has been revised to reflect the specific risk as it applies to the Company. Similarly, the disclosure in the “Closing stores or curtailing certain operations could result in significant impairments and costs to us” risk factor on page 26 has been revised to reflect the specific risk as it applies to the Company, while the “Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States and world economies and may adversely affect our business” risk factor has been deleted.

With respect to the other specific risk factors cited by the staff, the disclosure in the second full risk factor on page 33 (which is now the “We may be liable for misappropriation of our customer’s’ personal information” risk factor on page 31) and the first full risk factor on page 41 (which is now the “We do not intend to pay dividends on our common stock” risk factor on page 40) has been revised so that such risk factors now clearly and concisely convey the actual risk to the Company and its shareholders.

The last risk factor on page 25 (which has been split into two risk factors on page 22), the last risk factor on page 27 (in which the first and fourth paragraphs have been revised and now comprise the “Because we can no longer rely on cash transfers or guarantees from Alloy, Inc., our liquidity and ability to raise capital may be limited and we may be unable to fund our retail store expansion program” risk factor on page 25, while the disclosure in the second and third paragraphs has been revised and incorporated into the “Restrictions and covenants in our existing credit facility limit our ability to take certain actions and impose consequences in the event of failure to comply” risk factor and page 31), and the last risk factor on page 40 (which has been split into two risk factors on page 40) have each been split into multiple risk factors. Additionally, the risk factors section formerly entitled “Risks Related to the Spinoff and our Common Stock” has been split into two separate subsections now entitled “Risks Related to the Spinoff” (which begins on page 34), and “Risks Related to our Common Stock” (which begins on page 38), while other risk factors have been shifted between the various subsections in order to more precisely articulate the risks to the Company’s offering from each risk disclosed in the Risk Factors Section.

You Should Not Rely on Forward Looking Statements. . ., page 44

12.	Because this document relates to your initial public offering, you may not refer to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

Act of 1934. Please remove the references to those sections and make corresponding changes on page 87.

Response:

We have deleted the cited references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 from pages 43 and 95.

Information Technology and Intellectual Property Agreements, page 54

13.	Please disclose the length of time that you will enter into these agreements. Specifically, please disclose whether these agreements will be temporary, lasting only until you are able to enter into your own agreements with professional service providers, or whether you intend the agreements to be indefinite.

Response:

Disclosure has been added in the discussion of the Information Technology and Intellectual Property Agreements on page 53 to disclose the length of time for which the Company will enter into these agreements.

14.	You state that you will receive certain percentages of the revenue that Alloy, Inc. will receive from the catalog advertisement pages and sampling inventory slots you will make available to Alloy, Inc. for free. Please disclose how you will determine the revenue Alloy, Inc. will collect from these activities.

Response:

Disclosure has been added in the discussion of the Information Technology and Intellectual Property Agreements on pages 53 and 124 to disclose the method that the Company and Alloy, Inc. will use to determine the revenue Alloy, Inc. collects from the catalog advertisement pages and sampling inventory slots the Company will make available to Alloy, Inc.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

OCM Call Center Agreement, page 55

15.	Please tell us whether the terms of this agreement are similar to terms that you would have entered into with an unaffiliated third party.

Response:

The Company believes that, other than with respect to the fees it will receive from Alloy, Inc., under this agreement, the terms of the OCM agreement are similar to terms it would have entered into with others. [With regard to the fees it will receive (cost plus 5%), the Company believes it would have charged more to an unaffiliated third party to perform similar services for such third party.]

Use of Proceeds, page 67

16.	You state that you intend to use a substantial portion of your offering’s $20 million net proceeds to fund your retail store expansion. Please furnish a brief outline of your retail store expansion program. See Item 504 of Regulation S-K.

Response:

Additional disclosure regarding the Company’s retail store expansion program has been added in the “Use of Proceeds” section on page 67.

Capitalization, page 69

17.	Please be advised that you should only present the application of proceeds from your rights offering if exercise is likely in view of the current market price.

Response:

Because MLF Investments, LLC has agreed to backstop the rights offering, the Company believes that it will receive the full $20 million in gross proceeds sought in the rights offerings. Consequently, the column adjusting for the proceeds from the rights offering has been retained.

18.	Since you believe, based on footnote 14 on page F-28, that the charges and allocations included in your financial statements for services from Alloy, Inc. are not indicative of the amounts that would be recorded on a stand-alone basis, please provide pro-forma information that reflects your operations and financial position as an autonomous entity. See Article 11 of Regulation S-X and SAB Topic 1B2.

Response:

The disclosure in footnote 14 on page F-28 (as well as on pages 12 and F-7 of the Amendment) has been revised to reflect that the Company does believe that the charges and allocations included in its financial statements for services provided by Alloy, Inc. are indicative of the amounts that would have been recorded by the Company on a stand-alone basis for such

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

services. Thus, the requested pro-forma information has not been added, as the Company believes that the revised disclosure addresses the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results..., page 72

19.	Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain its current level or to increase or decrease. Please discuss any key performance indicators that are used to manage the business and would be material to investors. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The “Management’s Discussion and Analysis of Financial Condition and Results” section has been revised substantially to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s financial condition, operating performance, revenues, and/or income, or results in its liquidity decreasing or increasing in any material way. The section has also been revised to provide additional information about the quality and variability of the Company’s earnings and cash flows, and to discuss whether the Company expects its financial position to remain at its current level or to increase or decrease, in particular in the new “Outlook” subsection beginning on page 94. The disclosure has also been revised to add, in the Executive Summary, a discussion beginning on page 76 of key performance indicators that are used to manage the Company’s business and that would be material to investors.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

Executive Summary and Outlook, page 72

20.	Please revise this subsection to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Please discuss your mix of apparel versus non-apparel sales and your focus on reducing the percentage of non-apparel sales, the reasons for closing certain outlet stores, your expectations regarding catalog response rates and your expectations regarding revenues to be received under the JLP Daisy licensing agreement. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The disclosure in the Executive Summary, which begins on page 73, has been revised to provide a executive-level discussion of the most important matters on which the Company focuses in evaluating its financial condition and operating performance. In particular, we have added new “Key Trends Influencing our Operating Results” subsection which contains, among other things, disclosure on page 74 relating to the Company’s mix of apparel versus non-apparel sales and its focus on reducing the percentage of non-apparel sales in its retail stores as well as a discussion of the Company’s reasons for closing certain outlet stores. In addition, we have added a discussion on page 75 in the “Direct Marketing Sales” subsection regarding the Company’s expectations regarding catalog response rates, and a discussion on page 94 in the new “Outlook” subsection of the Company’s expectations regarding revenues to be received under the JLP Daisy licensing agreement. The disclosure has also been revised to add, in the Executive Summary, a discussion on page 76 in a new subsection title “How We Evaluate the Performance of our Business Segments” of the key performance indicators that management looks to in evaluating the Company’s business.

21.	Please provide a more detailed discussion of the expansion and development of your retail specialty store segment and your possible brand extensions, and please discuss why you believe this strategy has positioned you to deliver profitable growth in the future.

Response:

We have added, on page 76 in a new subsection title “How We Evaluate the Performance of our Business Segments,” a more detailed discussion of the expansion and development of the Company’s retail specialty store segment as well as a discussion of why the Company believes this strategy has positioned it to deliver profitable growth in the future. Because the Company has revised its plans and is not currently contemplating any brand extensions, we have removed all references to possible brand extensions from the Amendment.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

Results of Operations and Financial Condition, page 75

22.	This section explains the types of expenses that are included in each operating expense category. However, the dollar amounts mostly repeat information that is available from the face of the income statement. Please expand this information to explain the reasons for period-to-period changes. For example, please discuss the reason that, as you state in your Retail Store Revenues subsection, comparable retail store sales increased by 1.4% in fiscal 2004.

Response:

The disclosure in the “Results of Operation and Financial Condition” has been revised throughout to explain the reasons for the period-to-period changes in financial performance. For instance, the disclosure in the “Retail Store Revenues” subsection has been revised to reflect that the 1.4% increase in revenues in fiscal 2004 was primarily due to higher net sales of logo t-shirts, tank tops, outerwear, non-denim pants, long and short sleeved shirts, and denim in the Company’s retail stores.

23.	Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future.

Response:

A new subsection titled “Outlook” has been added beginning on page 94, which subsection contains a discussion of the Company’s expectations regarding the continuation of recent trends into the future operations of the Company.

24.	Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in direct marketing revenues for the three months ended April 30, 2005 is due to increased demand generated per book, please expand your explanations to describe how you achieved the increased demand. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

The disclosure in the “Results of Operation and Financial Condition” has been revised throughout to describe the reasons underlying any intermediate causes of changes in the Company’s financial performance. For instance, the disclosure in the “Direct Marketing Revenues” subsection has been revised to reflect that the 18.7% increase in revenues in the first

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

six months of fiscal 2005 was primarily due better apparel sales, primarily in logo t-shirts, denim pants and shorts, which the Company attributes to a product mix than the prior period, as well as increased sales logo t-shirts, footwear and skateboards in the Company’s CCS brand.

25.	Please present and discuss gross profit as a percentage of segment revenues.

Response:

The disclosure on pages 81, 85 and 88 has been revised to present and discuss gross profit as a percentage of segment revenues for each of the applicable periods discussed in this Section.

Our Business, page 88

26.	Please provide the form of your organization and any other material disclosure regarding the general development of your business aver the last five years as required by Item 101(a) of Regulation S-K.

Response:

The disclosure on page 97 under the “Overview” subsection of the “Our Business” section has been revised to disclose the form of the Company’s business and other material information regarding the general development of the Company’s business over the past five years.

Business Strength, page 88

dELiA*s, page 88

27.	Please disclose how you are able to focus your marketing on teenage girls who are juniors in high school.

Response:

The disclosure on page 98 under the “Business Strengths” subsection of the “Our Business” section has been revised to reflect that the Company focuses its marketing efforts on potential customers who its believes fit the profile and have the interests of juniors in high school.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

CCS, page 89

28.	You state that you ‘promote” CCS as “The World’s Largest Skateboard Shop.” Please disclose whether CCS is actually the world’s largest skateboard shop, and discuss the basis for that conclusion.

Response:

The disclosure on page 98 under the “CCS” heading of the “Business Strengths” subsection has been revised to reflect that, while the Company promotes CCS in its various promotional materials as the “The World’s Largest Skateboard Shop,” it actually has no way of determining whether or not CCS is in fact the world’s largest skateboard shop.

Experienced Management Team, page 90

29.	You state that since your current management team assumed responsibility for your brands in October 2003, you believe you have increased the level of brand awareness for your three core brands and improved your financial results. Please provide quantifiable support for this statement.

Response:

The disclosure on page 99 under the “Experienced Management Team” heading of the “Business Strengths” subsection has been revised to delete the references to increased brand awareness and improved financial results.

Our Business Strategy, page 90

30.	Please discuss the five key elements of your business strategy in greater detail. For example, in your first element, Maintain Our Competitive Position In Direct Marketing, please explain how you plan to maintain a strong competitive position. As another example, in your Improve Store Metrics element, please disclose how you plan to improve field management and increase your focus on the selling culture.

Response:

The disclosure on pages 99 and 100 under the “Our Business Strategy” heading of the “Business Strengths” subsection has been revised to discuss the five key elements of the Company’s business strategy in greater detail. For example, the disclosure in the first element has been revised to reflect that the Company’s plans to maintain a strong competitive position by “continuing to expand and leverage its databases via cross catalog title marketing, customer file

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

response modeling and improving the email marketing program, which we believe should drive profitable revenue growth in our direct marketing businesses.” Similarly, the disclosure in the “Improve Store Metrics” element has been revised to reflect that the Company intends to hire and retain experienced sales associates, store managers and district managers and to establish clear performance goals, objectives and corresponding incentives.

Revenue Segments, page 91

31.	Please disclose whether you believe alternate sources of merchandise for both your revenue segments are available at comparable prices should you change your suppliers. Further, please discuss any other factors that may disrupt the availability of your products, and your alternatives should a disruption occur. See Item 101(c)(1)(iii) of Regulation S-K.

Response:

The disclosure on page 100 under the “Revenue Segments” heading has been revised to disclose that the Company believes alternate sources of merchandise for its revenue segments are available at comparable prices should its wish to or need to change its suppliers

Direct Marketing Segment, page 91

Direct Marketing Strategy, page 91

32.	We note your attempt to bring your products to market quickly by using domestic suppliers and your attempt to limit initial merchandise orders to reduce your risk of excess inventory. In this regard, please discuss industry practices in handling working capital items and disclose how you compare with others in your industry in carrying the proper amount of inventory and assure yourself of a continuous allotment of goods from your suppliers. Also, please discuss how your policies regarding your customers rights to return merchandise compare with industry practice. Further, please describe the possible trade-offs and potential problems of utilizing your supply practices. See Item 101(c)(l)(vi) of Regulation S-K.

Response:

The disclosure on page 100 under the “Direct Marketing Strategy” heading has been revised to discuss industry practices in handling working capital items and disclose how the Company compares itself to others in its industry in carrying the proper amount of inventory and assure itself of a continuous allotment of goods from its suppliers and to describe the possible

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

trade-offs and potential problems of the Company’s supply practices. Additionally, disclosure of how the Company’s policies regarding its customers’ rights to return merchandise compare with industry practice has been added to such section.

33.	In the last paragraph of this subsection, on page 92, you state that your suppliers often grant you online and catalog exclusivity for the products you develop and select. Please discuss how your suppliers grant you this type of exclusivity.

Response:

The disclosure on page 100 under the “Direct Marketing Strategy” heading has been revised to discuss how the Company’s suppliers grant it online and catalog exclusivity for products the Company develops and selects.

Existing Stores, page 94

34.	You state that you will close and replace underperforming stores as opportunities arise. As of the most recent practicable date, please disclose your definition of and criteria for evaluating an “underperforming” store, how many of your stores are underperforming and which you have closed or will close, and when these closings will occur.

Response:

The disclosure on page 103 under the “Retail Store Segment” heading has been revised to disclose the Company’s definition of and criteria for evaluating an “underperforming” store and how many of its stores are underperforming. Because the Company has no current plans to close additional retail stores, we have not included disclosure relating to which retail stores the Company will close or when these closings will occur, other than to indicate that such closing will occur, if at all, opportunistically.

Competition, page 96

35.	Please disclose your catalog competitors as you do your retail store competitors.

Response:

The disclosure on page 105 under the “Competition” heading has been revised to disclose the Company’s catalog competitors.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

36.	You state that you compete in retail store sales with companies of various sizes and scales, many of which are significantly larger and have greater resources than you. Further, you list companies with whom you compete directly. Please disclose your competitive position relative to these companies. If you are significantly smaller than these companies, please disclose competitors that are similar to your size. You list your competitive advantages over other companies. in addition, please state the negative factors pertaining to your competitive practices. See Item 101(c)(i)(x) of Regulation S-K.

Response:

The disclosure on page 105 under the “Competition” heading has been revised to disclose the Company’s competitive position relative to its listed competitors, and that the Company is not aware of any competitors that are similar in size to it. Such disclosure has also been revised to discuss the negative factors pertaining to the Company’s competitive position.

Management, page 102

37.	Please describe the business experience of Matthew L. Feshbach for the past five years without any gaps or ambiguities. See Item 401(e)(l) of Regulation S-K.

Response:

The disclosure on page 111 under in the “Management” section has been revised to disclose describe the business experience of Matthew L. Feshbach for the past five years without any gaps or ambiguities.

Certain Relationships and Related Party Transactions, page 113

38.	In your second and third paragraphs on page 116, you discuss your registration rights agreement with MLF Investments, LLC. Also, in The Private Placement section on page 56, you state that you have a registration rights agreement with Robert E. Bernard, Walter Killough, David Desjardins, Cathy McNeal, and Andrew L. Firestone, each of whom will be your executives. Please provide this disclosure in your Certain Relationships and Related Party Transactions section.

Response:

A new “Private Placement” subsection has been added to the “Certain Relationships and Related Party Transactions” on page 126 which new subsection discusses the particulars of the

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

private placement transaction and the terms of the Company’s registration rights agreement with Robert E Bernard, Walter Killough, David Desjardins, Cathy McNeal, and Andrew L. Firestone.

39.	In this section, please disclose the relationship between Matthew L. Feshbach, your chairman, and MLF Offshore Portfolio Company, LP, which owns 16.06% of your common stock.

Response:

The disclosure on page 124 in the “Backstop Agreement with MLF” subsection has been revised to disclose describe the relationship between Matthew L. Feshbach and MLF Offshore Portfolio Company, LP.

Principal Stockholders, page 117

40.	Please furnish the information regarding your principal stockholders as of the most recent practicable date. See Item 403(a) of Regulation S-K.

Response:

The disclosure on pages 127 through 129 of the “Principal Stockholders” section has been revised to reflect such information as of September 30, 2005.

41.	Please identify the natural person or persons or public company that has the ultimate voting or investment control over the shares of Fletcher Asset Management, Inc., Kern Capital Management, LLC, and MLF Offshore Portfolio Company, LP and related entities that are listed in your table.

Response:

The disclosure on pages 127 and 129 of the “Principal Stockholders” section has been revised to identify the natural person or persons or public company that have the ultimate voting or investment control over the shares of Fletcher Asset Management, Inc., Kern Capital Management, LLC, and MLF Offshore Portfolio Company, LP and the related entities that are listed in the Company’s table.

Certain United States Federal Income Tax Considerations, page 126

42.

Please file a tax opinion as an exhibit because the tax consequences of this transaction are material to investors. See Item 601(b)(8) of Regulation S-K. We may have further comments once we review the opinion Also, the disclosure in this

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

section should not assume that the spin off will be treated as tax free and then list the resulting tax effects to investors. Instead, you should include counsel’s opinion that the spin off will be tax free and then identify the effects to investors.

Response:

The disclosure in the “Certain United States Federal Income Tax Considerations” section has been revised beginning on page 136 to include a discussion of why tax counsel is unable to issue an unqualified opinion as to the tax free nature of the Spinoff. A copy of the opinion to be delivered by tax counsel to the Company will be filed as an exhibit as soon as it is available, and in any event prior to the effectiveness of the registration statement.

Financial Statements, page F-1

43.	Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

Response:

The financial statements and related financial information included in the filing have been updated throughout as required by Rule 3-12 of Regulation S-X.

44.	We note that your reported amounts for total assets and operating loss/income differs from the amounts reported in the segment note to Alloy, Inc.’s Form 10-K for the year ended January 31, 2005. Please provide a reconciliation as of and for the year ended January 31, 2005 for total assets and operating loss/income as reported in the segment disclosure of Alloy, Inc.’s Form 10-K for the year ended January 31, 2005, to the amounts reported on your balance sheet and consolidated statements of operations. Please list the allocated expenses and revenues that are disclosed on page F-28 as a separate reconciling item.

Response:

The requested reconciliation is being provided to the Staff supplementally under separate cover.

14. Related Party Transactions, page F-28

45.	For all services-related costs incurred by Alloy, Inc. that were not specifically identified to your operations, please describe the allocation method used to allocate these common expenses. See SAB Topic 1B1.

Response:

Footnote 14 on page F-28 has been revised to describe the methods used to allocate to the Company charges for the services-related costs incurred by Alloy, Inc. that were not specifically identified to the Company’s operations.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

46.	For each year an income statement is provided, please disclose your estimate of what your expenses would have been on a stand alone basis. See SAB Topic 1B1.

Response:

Footnote 14 on page F-28 has been revised to indicate that the Company believes that the allocations of the common costs are fair and reasonable and include the services necessary to operate our business on a stand alone basis, and that to adjustments are considered necessary for changes in costs for the services and agreements as management believes the aggregate net change in cost is unlikely to be material.

15. Commitments and Contingencies, page F-30

Litigation page P-32

47.	To the extent it is reasonably possible that you will incur losses related to your alleged failure to collect and remit sales tax in Illinois and/or any other state, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses. Alternatively, if no losses are believed to be reasonably possible, please state this in your disclosure. See also the guidance provided in SAB Topic 5:Y and SOP 96-1.

Response:

The discussion under the “Litigation” heading of Footnote 15 on page F-32 has been revised to indicate the amounts for which the Company currently believes it may be liable if it loses the Illinois sales tax action. The Company is unable to predict, however, the likelihood that it may lose such action, as the Company’s arguments in the action are, it believes, well founded but have been prepared in response to a novel interpretation of the statute under which the plaintiffs have brought the action. Consequently, there is no established case law on which the Company or its counsel is able to base a determination of the probability of loss in the action.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

48.	For the private placement you described in this section, please indicate the section of the Securities Act or the rule under which you are claiming exemption from registration, and please state briefly the facts that you relied upon for the exemption. See Item 701(d) of Regulation S-K.

Response:

The “Recent Sales of Unregistered Securities” section on page II-1 has been revised to set forth the section of the Securities Act or the rule under which the Company is claiming exemption from registration states briefly the facts that the Company relied upon for the exemption.

Item 16. Exhibits and Financial Statement Schedule, page II-2

49	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Response:

The Staff’s comment is duly noted.

Item 17. Undertaking, page II-4

50. Please provide the entire text of the undertaking in Item 512(a)(1)(ii) of Regulation S-K.

Response:

The disclosure has been revised to set forth entire text of the undertaking in Item 512(a)(1)(ii) of Regulation S-K.

H. Christopher Owings

Securities and Exchange Commission

October 26, 2005

We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment, or the above responses, please contact the undersigned (202/625-3537) or Timothy J. Kuester (202/625-3574) of this Firm. Thank you for your prompt attention to this matter.

Very truly yours,

/S/ RICHARD M. GRAF
Richard M. Graf

cc:	Mr. John Fieldsend, Esq.
Ms. Gina R. DiGioia
Mr. Edward Taffet
Mr. Matthew C. Diamond
Mr. James K. Johnson, Jr.
Mr. Robert Bernard
Mr. Walter Killough